UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CASINOVATIONS INCORPORATED
(Name of Issuer)

Common Stock $.001 par value
(Title of Class of Securities)

14761P 10 4
(CUSIP Number)

Stacie L. Brown, 6744 South Spencer Street, Las Vegas, Nevada 89119; Tel.: (702) 733-7195
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 1999
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D
CUSIP No.	14761P 10 4	Page	2	of	4	Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard S. Jaslow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* Personal Funds
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ] Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 429,953 shares
	8	SHARED VOTING POWER 150,000 shares
	9	SOLE DISPOSITIVE POWER 429,953 shares
	10	SHARED DISPOSITIVE POWER 150,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 579,953
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.42%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


          This Schedule 13D ("Schedule 13D") of Richard S. Jaslow is filed with respect to his ownership of the common stock, $.001 par value of Casinovations Incorporated, a Nevada corporation.

Item 1.  Security and Issuer

          Common Stock, $.001 par value (the "Common Stock") of Casinovations Incorporated (the "Issuer"); 6744 S. Spencer Street, Las Vegas, Nevada 89119.

Item 2.  Identity and Background

(a)     Dr. Richard S. Jaslow

(b)     300 C Faunce Corner Road, North Dartmouth, Massachusetts 02747

(c)     Director of the Issuer

(d)     Dr. Jaslow has not during the last five years been convicted in a criminal proceeding.

(e)     Dr. Jaslow has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgement decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Dr. Jaslow is a citizen of the United States of America.

Item 3.  Source of Funds or Other Considerations

          Personal funds.

Item 4.  Purpose of Transaction

          The purpose of this Schedule 13D is to report Dr. Jaslow's beneficial ownership of Common Stock, including Dr. Jaslow's purchase of 50,000 shares of Common Stock through a subscription agreement dated September 22, 1999. The purchase of shares was part of the Company's private placement of 1,000,000 shares of Common Stock.

Item 5.  Interest in Securities of the Issuer
Richard S. Jaslow	Presently Owned	Percentage [3]
Sole Voting Power	429,953 [1]	4%

__________________________

1 This amount represents 177,084 shares of Common Stock issued directly to Dr. Jaslow, 100,000 shares of Common Stock issued to the Richard S. Jaslow IRA, 84,333 shares of Common Stock, issuable upon exercise of certain options, 50,336 shares of Common Stock issuable to Dr. Jaslow upon exercise of Class A Warrants, and 18,200 shares of Common Stock issuable to Dr. Jaslow upon exercise of certain warrants.

Shared Voting Power	150,000 2	1.4%
Sole Dispositive Power	429,953 1	4%
Shared Dispositive Power	150,000 2	1.4%
Total Beneficial Power	579,953	5.42%

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          None.

Item 7.  Material to be Filed as Exhibits

          The Subscription Agreement dated September 22, 1999, by and between Dr. Jaslow and Issuer is attached hereto as Exhibit "A".

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:   October 20, 1999

/s/ Richard S. Jaslow
Richard S. Jaslow

___________________________

2 This amount represents 50,000 shares of Common Stock issued to Dr. Jaslow's spouse, 50,000 shares of Common Stock issued to Dr. Jaslow's daughter, and 50,000 shares of Common Stock issued to the trust of Dr.  Jaslow's daughter.

3 These percentages reflect the percentage share ownership with respect to 10,705,944 shares, the number of shares of Common Stock outstanding as of September 30, 1999.


EXHIBIT "A"

SUBSCRIPTION AGREEMENT

        This Subscription Agreement (this "Agreement") is made and entered into as of the 22nd day of September, 1999, between Casinovations Incorporated, a Nevada corporation (the "Company"), and Richard S. Jaslow, an individual ("Purchaser"), and is delivered and executed in connection with the Company's sale of the Company's common stock, $0.001 par value (the "Common Stock").

1.       DESCRIPTION OF SHARES

        This Agreement sets forth the terms and conditions under which Purchaser will purchase Fifty Thousand (50,000) shares of the Company's Common Stock (the "Shares").

2.       PURCHASE AND SALE OF SHARES

        (a)        Purchaser agrees to purchase, and the Company agrees to issue to Purchaser the Shares for One Hundred Thirty Thousand Dollars ($130,000) (based upon Two Dollars Sixty Cents ($2.60) per share) (the "Investment Amount"). Purchaser shall pay the Investment Amount as follows: No later than November 1, 1999, Purchaser shall pay the entire balance of the Investment Amount, and upon the receipt of the funds, the Company will immediately cause the correct number of the Shares (based upon $2.60 per share) to be issued to Purchaser.

        (b)        All funds payable by Purchaser shall be in cash or by certified or cashiers check or wire transfer in same day funds.

3.      RECEIPT OF DOCUMENTS

        Purchaser hereby acknowledges receipt of a copy of: (1) this Agreement; (2) the Company's Annual Report for the Year ended December 31, 1998, on Form 10-KSB; (3) the Company's Quarterly Report for the Quarter ended March 31, 1999, on Form 10-QSB; (4) the Company's Notice of Annual Meeting of Stockholders dated March 6, 1999, for the Meeting of Stockholders on March 29, 1999; (5) the Company's Current Report on Form 8-K dated March 29, 1999; (6) the Company's Current Report on Form 8-K dated April 30, 1999; (7) the Company's Current Report on Form 8-K dated May 28, 1999; (8) the Company's Current Report on Form 8-K dated June 24, 1999; (9) the Company's Quarterly Report for the Quarter ended June 30, 1999, on Form 10-QSB; and (10) the Company's Current Report on Form 8-K dated August 18, 1999 (collectively, the "Documents").

4.      USE OF PROCEEDS; NO REFUNDS

        The Investment Amount shall be used for general working capital purposes. Upon execution and delivery of this Agreement, the Investment Amount shall not, under any circumstances, be refunded to Purchaser.

5.      REPRESENTATIONS AND WARRANTIES OF PURCHASER

        Purchaser represents and warrants to the Company as follows:

        (a)         Purchaser, either alone or through Purchaser's purchaser representative (as that term is defined under Rule 501(h) of Regulation D under the Securities Act of 1933, as amended (the "Securities Act") ("Purchaser's Representative," herein)), if any, has had an opportunity to ask questions of and receive answers from duly designated representatives of the Company concerning the terms and conditions of this Agreement and has been afforded an opportunity to examine such documents and other information which Purchaser or Purchaser's Representative, if any, has requested for the purpose of answering any question Purchaser or Purchaser's Representative, if any, may have concerning the business and affairs of the Company.

        (b)        Purchaser's principal residence is located in the State of Massachusetts. Purchaser has received and reviewed this Agreement and the Documents and acknowledges the Company made available to Purchaser at a reasonable time prior to the execution of this Agreement the opportunity to ask questions and receive answers concerning the business and affairs of the Company and the terms and conditions of the sale of the Shares as contemplated by this Agreement and to obtain any additional information (which the Company possesses or can acquire without unreasonable effort or expense) as may be necessary to verify the accuracy of information furnished to Purchaser. Purchaser (i) is able to bear the loss of his entire investment without any material adverse effect on his economic stability, and (ii) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the investment to be made by him pursuant to this Agreement.

        (c)        Purchaser and Purchaser's Representative, if any, understand that the Shares are being offered and sold only to "accredited investors" (as that term is defined under Rule 501(a) of Regulation D), and Purchaser represents that Purchaser is an accredited investor. Purchaser understands the Company is relying on Purchaser with respect to the accuracy of this representation.

        (d)        Purchaser and Purchaser's representative, if any, understand that this Agreement may not comply with the information requirements of Regulation D for offers and sales to non-accredited investors (see Regulation D, Rule 502(b)), and, consequently, Purchaser understands the significance of its representation to the Company that it is an accredited investor. Purchaser and Purchaser's representative, if any, acknowledge that they were encouraged by the Company to request all additional information which might be material or important in order for Purchaser to make an informed investment decision with respect to the Company.

        (e)        The Shares are being purchased for investment purposes only for such Purchaser's own account and not with the view to, or for resale in connection with, any distribution or public offering thereof. Purchaser understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of their contemplated issuance in transactions exempt from the registration requirements of the Securities Act and applicable state securities laws, and that the reliance of the Company and others upon these exemptions is predicated in part upon the representation by Purchaser.

        (f)        Purchaser has taken the time to carefully read this Agreement, the Documents and any other information furnished to Purchaser by the Company in connection with this Agreement.

        (g)        Purchaser was not solicited to purchase the Shares by any means of general solicitation, including but not limited to the following: (i) any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media, or broadcast over television or radio; (ii) any meeting where attendees were invited by any general solicitation or general advertising.

        (h)        Purchaser and Purchaser's Representative, if any, are aware that the Shares are and will be, when issued, "restricted securities" as that term is defined in Rule 144 (the "Rule") of the rules and regulations promulgated under the Securities Act. Purchaser and Purchaser's Representative, if any, are fully aware of the applicable limitations on the resale of the resulting shares. The Rule only permits sales of "restricted securities" held for not less than one year upon compliance with the requirements of such Rule. If the Rule is available to Purchaser, Purchaser may make only routine sales of the Shares in limited amounts in accordance with the terms and conditions of the Rule. Purchaser is fully aware that in any event, there is not likely to be any market for the Shares and that finding a purchaser for the Shares could be extremely difficult.

        (i)        Purchaser and Purchaser's Representative, if any, understand that any and all certificates representing the resulting shares shall bear a legend substantially as follows, which legend Purchaser has read and understands:

The Shares represented by this Certificate have not been registered under the Securities Act of 1933 (the "Act") or the securities laws of any state and are "restricted securities" as that term is defined in Rule 144 under the Act. Such Shares may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act and the applicable state securities laws or pursuant to an exemption from registration thereunder, the availability of which is to be established to the satisfaction of counsel to the issuer.

        (j)        Purchaser acknowledges that in making its investment decision Purchaser has relied upon its examination of the Company and its officers, directors and employees regarding the merits and risks involved. Purchaser has consulted his own attorney, business or tax advisor as to legal, business or tax advice.

        (k)        Purchaser represents and warrants that Purchaser can bear the economic risk of loss of Purchaser's entire investment in the Company. Purchaser understands that an investment in the Company involves substantial risks, including, without limitation, the risk factors described in the Documents and the following:

         (i)         Need for Additional Financing. The Company, at this time, has limited capital resources. To continue operations, the Company may require additional financing for working capital and general business purposes. No assurance can be given that the Company will obtain any additional outside financing on terms that are favorable to the Company or in amounts necessary to fund its cash requirements.

        (ii)         Dilution. If the Company obtains additional funds through private or public equity or debt financings, Purchaser may experience substantial dilution as a consequence of such future financings, including, without limitation, a reduction in his respective percentage ownership in the Company.

        (iii)        Competition. The gaming and gaming related products industry is characterized by intense competition. Many of the Company's competitors have far greater experience and financial resources than the Company. No assurance can be given that the Company will be able to compete effectively against its competitors.

        (iv)        Dependence on Key Personnel. The Company's success depends to a significant extent on the performance of certain key personnel. The loss of such key personnel could materially and adversely affect the Company. The Company has not executed employment agreements with all such key personnel.

        (v)        Limitations on Transferability. Transferability of the Shares sold pursuant to this Agreement will be restricted. Purchaser will be required to bear the economic risk of his investment in the Company for an indefinite period of time.

        (vi)        Absence of Market for the Shares. The Shares are being offered exclusively to accredited investors for investment purposes only. There is presently no public market for the Shares. Although the Company intends to cause its common stock to begin trading, there is no assurance that this will occur or that if trading does occur, that there will be an active or liquid trading market for the Company's common stock. The Shares are only suitable for persons who have substantial financial resources, have no need for liquidity in their investment in the Company and who are prepared to lose their investment in the Company in its entirety.

        (vii)        Tax Risks. An investment in the Shares may involve material and substantial tax consequences to Purchaser. Purchaser is urged to consult with tax counsel and/or a tax accountant of Purchaser's own choice concerning the tax consequences particular to Purchaser which may arise from subscribing to, holding and/or disposing of the Shares.

6.      REGISTRATION RIGHTS

        (a)        Purchaser shall have the right at any time to include any and all of the Shares (together with other shares of Common Stock beneficially owned by Purchaser, hereunder collectively, the "Shares") as part of any registration of securities filed by the Company (other than in connection with a transaction contemplated by Rule 145(a) promulgated under the Securities Act, or pursuant to Form S-8 or any equivalent form); provided, however, that, (i) if such Shares are freely saleable without restriction under an exemption from the registration requirements of the Securities Act or if such Shares are already covered by an effective registration statement; or (ii) if, in the opinion of the Company's managing underwriter, underwriters, placement agent or placement agents, if any, for such offering, the inclusion of the Shares, when added to the shares of Common Stock being registered by the Company, will exceed the maximum amount of Common Stock that can be marketed (A) at a price reasonably related to their then current market value, or (B) without materially and adversely affecting the entire offering, the Company shall nevertheless register all or any portion of the Shares required to be so registered, but such Shares shall not be sold by Purchaser until the later of (Y) ninety (90) days after the registration statement for such offering has become effective and (Z) thirty (30) days after the offering of the Company's shares has been completed; and provided further that, if any shares of Common Stock are being registered for sale on behalf of other stockholders in such offering, and such stockholders have not agreed to defer such sale until the expiration of such ninety (90) day period, the number of securities to be sold by all stockholders in such public offering during such ninety (90) day period shall be apportioned pro rata among all such selling stockholders, including Purchaser, according to the total amount of shares of Common Stock proposed to be sold by said selling stockholders, including Purchaser.

        (b)        All expenses incurred in connection with any registration, qualification or compliance pursuant to the registrations pursuant to this Section 6 shall be borne by the Company, but Purchaser shall pay any and all commissions in connection with the sale of the Shares and shall be responsible for the costs of Purchaser's own counsel or other consultants in connection with such registration or the subsequent sale of Shares. Purchaser shall exercise the "piggy-back" registration rights provided for in this Section 6 by giving written notice within five (5) business days of the receipt of the Company's notice of its intention to file a registration statement. The Company shall cause any registration statement filed pursuant to the "piggy-back" registration rights to remain effective until all Shares registered thereunder are sold or are otherwise freely saleable without restriction under an exemption from the registration requirements of the Securities Act.

        (c)        In the case of each registration effected by the Company pursuant to this Section 6, the Company will keep Purchaser advised in writing as to the initiation of each registration statement and as to the completion thereof. At its expense, the Company will use its reasonable best efforts to:

        (i)        Prepare and file with the Commission, and applicable state securities regulatory agencies, such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act, and applicable state securities laws, with respect to the disposition of all securities covered by such registration statement;

        (ii)        Furnish such number of prospectuses and other documents incident thereto, including any amendment of or supplement to the prospectus, as Purchaser from time to time may reasonably request;

        (iii)        Notify Purchaser, when a prospectus relating to the registration of the Shares is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in the light of the circumstances then existing, and at the request of Purchaser, prepare and furnish to Purchaser a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in the light of the circumstances then existing; and

         (iv)        Cause all such Shares registered pursuant hereunder to be listed on each securities exchange or quotation medium on which similar securities issued by the Company are then listed or quoted, if any.

        (d)        The "piggy-back" registration rights granted to Purchaser by the Company under this Section 6 may not be transferred or assigned to a transferee or assignee without the express written consent of the Company.

        (e)        The Company shall have the right to include the Shares in any Registration Statement the Company should file under the Securities Act for the public offering of shares of the Company's Common Stock. In the event the Company should exercise its right under this section, the Company is bound by the registration procedures of Section 6.

7.      INDEMNIFICATION BY PURCHASER

        Purchaser agrees that he shall indemnify and hold harmless the Company and its officers, directors, employees, agents and professional advisors from and against any and all loss, damage, liability, or expense, including costs and reasonable attorneys' fees, that the foregoing, or any of them, may incur by reason of, or in connection with, any misrepresentation, inaccurate statement or material omission made by Purchaser herein, any breach of any of Purchaser's warranties, or any failure on Purchaser's part to fulfill any of Purchaser's covenants, agreements or obligations set forth herein.

8.       AUTHORIZATION

        Purchaser hereby authorizes the Company and its officers, employees and agents to investigate Purchaser's personal and business background including, without limitation, communication with any employer, former employer, business associate, government agency, bank or other credit reference. Purchaser hereby authorizes any person, organization or entity that may have any knowledge or information regarding Purchaser's personal or business background to provide such information to the Company as the Company may request.

9.      NO BROKERS OR FINDERS

        No person, firm or corporation has or will have, as a result of any act or omission by such Purchaser, any right, interest or valid claim against Purchaser or the Company for any commission, fee or other compensation as a finder or broker, or in any similar capacity, in connection with the transactions contemplated by this Agreement.

10.      MISCELLANEOUS

        (a)        This Agreement shall be governed by, and construed in accordance with, the laws of the State of Nevada, disregarding any principles of conflicts of law that would otherwise provide for the application of the substantive law of another jurisdiction. The Company and Purchaser agree that any legal suit, action or proceeding arising out of or relating to this Agreement shall be instituted exclusively in Nevada State District Court or in the United States District Court for the District of Nevada, waive any objection to the venue of any such suit, action or proceeding and the right to assert that such forum is not a convenient forum, and consent to the jurisdiction of the Nevada State District Court or the United States District Court for the District of Nevada in any such suit, action or proceeding.

        (b)        This Agreement contains the entire agreement between the Company and Purchaser with regard to the subject matter hereof and may not be modified or waived except in a writing signed by both the Company and Purchaser.

        (c)        The headings of this Agreement are for convenience and reference only, and shall not limit or otherwise affect the interpretation of any term or provision hereof.

        (d)        This Agreement and the rights, powers, and duties set forth herein shall, except as otherwise expressly provided herein, be binding upon and inure to the benefit of, the heirs, executors, administrators, legal representatives, successors, and assigns of the parties hereto.

        (e)        Purchaser may not assign any of Purchaser's rights or interests in and under this Agreement without the prior written consent of the Company, and any attempted assignment without such consent shall be null and void and without any force or effect whatsoever.

        (f)        If any legal action or any arbitration or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorneys' fees and other costs incurred in that action or proceeding, in addition to any other relief to which it may be entitled.

        (g)        This Agreement shall be construed in accordance with its intent and without regard to any presumption or any other rule requiring construction against the party causing the same to be drafted.

        (h)        Each party to this Agreement agrees that this Agreement may be executed at different times and in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

        (i)        If any provision of this Agreement, or any portion of any provision, shall be deemed invalid or unenforceable for any reason whatsoever, such invalidity or unenforceability shall not affect the enforceability and validity of the remaining provisions hereof.

        In Witness Whereof, the undersigned has executed this Agreement as of the date first set forth above.

"Purchaser"	CASINOVATIONS INCORPORATED

/s/ Richard S. Jaslow	By:	/s/ Steven J. Blad
Richard S. Jaslow		Steven J. Blad President and Chief Executive Officer